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                                                                    EXHIBIT 99.3


                                October   , 1997


Dear Fellow Shareholder:

     You are cordially invited to attend a Special Meeting of Shareholders of First Charter Corporation ("First Charter"), which will be held on December 10, 1997, at 9:00 a.m., local time, at First Charter's corporate and operations center located at 22 Union Street, North, in Concord, North Carolina. At our Special Meeting, you will be asked to consider and vote upon a proposal to approve an Agreement and Plan of Merger, dated August 15, 1997, between First Charter and Carolina State Bank ("CSB"), and the transactions contemplated thereby, which include (i) the merger of CSB into First Charter National Bank, a national bank subsidiary of First Charter (the "Merger"), and (ii) the issuance of 1.023 shares of First Charter common stock for each outstanding share of CSB common stock upon consummation of the Merger.


     The proposed merger has been approved by the Board of Directors of each company. Your Board of Directors believes that the merger provides enhanced opportunities to maximize the individual and collective strengths of the two companies in serving the interests of their shareholders, customers, employees and communities. Your Board has determined that the merger is in the best interest of First Charter and its shareholders and recommends that you vote FOR approval of the Agreement. The investment banking firm of Interstate/Johnson Lane Corporation has advised your Board of Directors that, in its opinion, as of October 30, 1997, the exchange ratio of 1.023 shares of First Charter common stock for each share of CSB common stock is fair to you from a financial point of view. Consummation of the merger is subject to certain conditions, including the approval of the Agreement by First Charter's and CSB's shareholders and the approval of the merger by certain regulatory agencies.



     Also at our Special Meeting, you will be asked to consider and vote upon Amended and Restated Articles of Incorporation for First Charter, which include amendments to (i) increase the number of shares of common stock that First Charter is authorized to issue from 10,000,000 to 25,000,000, and (ii) make certain technical changes to reflect changes in the North Carolina Business Corporation Act. If the Merger is approved and the shares of First Charter common stock are thereafter issued, First Charter will have approximately 9,326,729 shares outstanding. Therefore, your Board of Directors believes that it is necessary to authorize more shares of common stock that may be issued from time to time in the future by First Charter, whether in connection with acquisitions or stock dividends or otherwise.


     Specific information regarding the Special Meeting, the Agreement and the Merger, as well as the Amended and Restated Articles of Incorporation, is contained in the enclosed Notice of Special Meeting, Joint Proxy
Statement-Prospectus and Proxy. Please read these materials carefully.

IT IS VERY IMPORTANT THAT YOUR SHARES BE REPRESENTED AT THE SPECIAL MEETING, WHETHER OR NOT YOU PLAN TO ATTEND IN PERSON. THE AFFIRMATIVE VOTE OF A MAJORITY OF THE SHARES OF FIRST CHARTER COMMON STOCK VOTED WITH RESPECT TO THE MERGER AND WITH RESPECT TO THE AMENDED AND RESTATED ARTICLES OF INCORPORATION IS REQUIRED TO APPROVE EACH OF THESE MATTERS. THEREFORE, I URGE YOU TO EXECUTE, DATE AND RETURN THE ENCLOSED PROXY CARD IN THE ENCLOSED, SELF ADDRESSED, STAMPED ENVELOPE AS SOON AS POSSIBLE TO ASSURE THAT YOUR SHARES WILL BE VOTED AT THE SPECIAL MEETING.


     On behalf of the Board of Directors, I thank you for your support and urge you to vote FOR approval of the Agreement and FOR approval of the Amended and Restated Articles of Incorporation.


                                         Sincerely,
                                         LAWRENCE M. KIMBROUGH
                                         PRESIDENT AND CHIEF EXECUTIVE OFFICER